Exhibit (a)(59)

To:

All Midwest and Skyway Airlines Employees

Date:

July 31, 2007

From:

Timothy E. Hoeksema

Subject:

Board of Directors Announcement

We are announcing today that the Midwest Air Group Board of Directors has formed a committee to explore strategic and financial alternatives that would enhance value for the company’s shareholders.

The committee, which is composed of five directors, will review and evaluate strategic and financial alternatives and can make a recommendation to the full board of directors with regard to those alternatives. While the board of directors has not changed its recommendation regarding AirTran’s current offer, the committee intends to begin to talk with AirTran about its proposal.

The committee will also hold discussions with other parties that have recently expressed interest in pursuing a transaction with Midwest. The committee will execute confidentiality agreements with each of the interested parties that will enable those parties to conduct due diligence investigations. There is no assurance that this process will result in a transaction with AirTran or any other party.

As you know, Midwest is a publicly owned company and the board has an obligation to protect and enhance the value of our shareholders’ investment. The board’s decision to form the committee was made after extensive deliberations. On April 12, the board recommended that shareholders reject the most recent AirTran offer. At that time, the board concluded that Midwest’s strategic plan provides more attractive long-term value-creation opportunities for shareholders. However, by providing AirTran and other interested parties with access to our confidential information and holding discussions with them, the board is pursuing a process to evaluate whether greater value can be delivered to shareholders through a near-term transaction.

Going forward, you will likely read and hear much speculation about the potential outcome of these discussions. Please remember that neither the media nor any outside parties can speak on behalf of the board. Be assured that we will provide you with accurate and timely information when there is news to report. In the meantime, I know you will continue to provide outstanding service to our loyal passengers who have entrusted us with their travel.

Following this memo is a Q&A to help you better understand this decision and how it could affect you.

Employee Q&A

Board of Directors Announcement

July 31, 2007

Does this mean that the company will be sold to AirTran?

The board has decided to appoint a committee to explore alternatives for the company’s future. The committee will consider all credible expressions of interest in Midwest, including that of AirTran as well as several other parties that have recently expressed interest. There is no way of knowing if or when this process will result in a transaction with AirTran or anyone else.

On April 12, the board recommended that shareholders reject the most recent AirTran offer. At that time, the board concluded that Midwest’s strategic plan provides more attractive long-term value-creation opportunities for shareholders. However, by providing AirTran and other interested parties with access to our confidential information and holding discussions with them, the board is pursuing a process to evaluate whether greater value can be delivered to shareholders through a near-term transaction.

Who are the members of the committee?

The committee is composed of Samuel K. Skinner, Jeffrey H. Erickson, Ulice Payne, Jr., Elizabeth T. Solberg and Richard H. Sonnentag. Sam Skinner serves as chairman of the committee.

What will happen next?

The committee will sign confidentiality agreements with all parties interested in reviewing confidential information and data so that those parties can better understand our company and determine their interest in exploring options with us. A confidentiality agreement will enable interested parties to conduct “due diligence” about our business – understand our finances, assets, liabilities and obligations, etc. After that, the parties will determine if they wish to pursue discussions, and what might be the terms of any possible offer.

Who are the other interested parties that could be an alternative to AirTran?

While there are other interested parties, disclosing who they are would not be appropriate at this time.

What about my job?

Clearly, a critical element of any transaction is employees. We believe that potential acquiring parties intend to continue business operations and would therefore need to retain employees. For example, AirTran has publicly stated it will not eliminate any jobs other than those of the executive group (about 14 positions).

How long will this process take? When will I hear more?

There is no way to know how long this process will take. We expect that the confidentiality agreements with interested parties will be executed shortly, followed by discussions. Due to the nature of the process, we cannot commit as to when there will be additional news to report. We ask that employees refrain from speculating publicly or privately as to what the committee or the board may decide and, as always, continue to focus on our customers.

Whose decision would it be to sell the company?

The decision whether to pursue any of these options would be made by the board of directors. That decision would likely require the approval of our shareholders.

This memo contains forward-looking statements about the results expected under the company’s strategic plan and that otherwise may state the company’s or management’s intentions, hopes, beliefs, expectations or predictions for the future. Words such as “planned,” “projecting,” “expect,” “should,” “anticipate,” “believe,” “estimate,” “goal,” “plan,” “objective” or similar words are intended to identify forward-looking statements. It is important to note that the company’s actual results could differ materially from the projected results contained in these forward-looking statements. Factors that may cause such a difference to occur include, but are not limited to, fees and expenses incurred in connection with AirTran’s unsolicited exchange offer and the risk factors described in “Item 1A. Risk Factors” in the company’s “Annual Report on Form 10-K” for the year ended December 31, 2006.

Important Information

Midwest filed a Schedule 14D-9 with the Securities and Exchange Commission on January 25, 2007 and subsequent amendments which set forth the reasons for the Midwest board’s recommendation with respect to the unsolicited exchange offer by AirTran Holdings, Inc. and related information.